UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 2, 2015

INTERNATIONAL GAME TECHNOLOGY

(Exact name of registrant as specified in its charter)

Nevada	001-10684	88-0173041
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

6355 South Buffalo Drive, Las Vegas, Nevada 89113

(Address of principal executive offices) (Zip Code)

(702) 669-7777

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.  Other Events.

On February 2, 2015, International Game Technology (“IGT”), GTECH S.p.A. (“GTECH”), GTECH Corporation, Georgia Worldwide PLC (“Holdco”), Georgia Worldwide Corporation (“Sub”) and the individual defendants in the Litigation (as defined below) entered into a memorandum of understanding with respect to a settlement with the remaining parties to the action in the Eighth Judicial District Court of the State of Nevada for Clark County (the “District Court”) captioned In re International Game Technology Shareholders’ Litigation, Case No. A-14-704058-B, together with all related consolidated cases (the “Litigation”). Pursuant to the memorandum of understanding, the parties to the Litigation expect to execute a stipulation of settlement, which will be subject to approval by the District Court following notice to the IGT stockholders. There can be no assurance that the settlement will be finalized or that the District Court will approve the settlement. The settlement terms will provide that the Litigation will be dismissed with prejudice against all defendants. IGT, GTECH, Holdco and the other named defendants deny any liability with respect to the facts and claims alleged in the Litigation. The named defendants further deny that any supplemental disclosure was required under any applicable statute, rule, regulation or law. Without agreeing that any of the claims in the Litigation have merit, IGT, GTECH and Holdco have agreed, pursuant to the terms of the memorandum of understanding, to make the disclosures set forth in paragraphs 1-6, below, and IGT has separately determined to make the disclosures set forth in paragraphs 7-9, below. These disclosures supplement the information provided in the proxy statement/prospectus of IGT and Holdco, dated January 2, 2015, filed with the United States Securities and Exchange Commission (the “Proxy Statement/Prospectus”), concerning the merger of GTECH with and into Holdco and the merger of Sub with and into IGT (the “IGT Merger”). The settlement will not affect the amount of the merger consideration to be delivered to the stockholders of IGT in the IGT Merger.

In addition, subject to the terms and conditions of the memorandum of understanding, GTECH waived any right to any portion of the Company Termination Fee (as defined in the Merger Agreement) in excess of $98,000,000.

The following information supplements the Proxy Statement/Prospectus and should be read in conjunction with the Proxy Statement/Prospectus. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Proxy Statement/Prospectus.

1.              On page 91 of the Proxy Statement/Prospectus, replace the seventh full paragraph on such page with the following:

On June 11, 2014, Morgan Stanley received a letter from Company E inquiring about IGT’s willingness to consider a sale of its interactive business. Morgan Stanley indicated that it would share the letter with IGT.  The letter did not indicate a proposed purchase price for the interactive business.

2.              On page 97 of the Proxy Statement/Prospectus, insert the following after the second full paragraph on such page:

As a result of the execution and announcement of the merger agreement, the standstill obligations contained in IGT’s confidentiality agreements with each of Company A and Company F terminated automatically in accordance with their terms.  The standstill obligation contained in IGT’s confidentiality agreement with Company D, which had previously notified IGT that it had determined not to pursue a possible transaction, did not contain a provision that the standstill would terminate if IGT entered into a definitive change in control agreement with another party, and accordingly remained in effect following the execution of the merger agreement.

3.              On page 120 of the Proxy Statement/Prospectus, replace the last paragraph on such page with the following:

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. Morgan Stanley calculated ranges of equity values per share for IGT based on discounted cash flow analyses as of March 31, 2015. Morgan Stanley relied on the IGT forecasts (including both the long-range plan and the delayed recovery plan) for fiscal years 2014 to 2019 as prepared by IGT’s management and used the following assumptions: (i) a range of terminal multiples applied to last twelve month period Adjusted EBITDA (as further adjusted by Morgan Stanley to include stock-based compensation expense) of 7.5x to 8.0x for the core business and 9.0x to 10.0x for the interactive business; and (ii) a range of discount rates of 8.1% to 9.1%, which discount rates were derived based on the assumptions of (A) a 2.5% risk free rate, (B) a 35.5% effective tax rate, (C) a 6.0% market risk premium, (D) a 37.5% debt to total capitalization ratio, (E) a 4.3% pre-tax cost of debt based on the yield of IGT’s benchmark bond and (F) a 1.60 beta. In the case of IGT management’s long-term plan, these calculations resulted in a range of implied values per share for IGT of $23.70 to $26.64. In the case of IGT management’s delayed recovery plan, these calculations resulted in a range of implied values per share for IGT of $18.43 to $20.80.

4.              On page 121 of the Proxy Statement/Prospectus, replace the first paragraph on such page with the following:

Morgan Stanley calculated ranges of equity values per share for GTECH based on discounted cash flow analyses as of March 31, 2015. Morgan Stanley relied on the forecasts prepared by GTECH’s management for fiscal years 2014 to 2018, which were adjusted by IGT’s management based on its review of GTECH operational matters. Morgan Stanley used the following assumptions: (i) a range of terminal multiples applied to last twelve month period EBITDA of 6.0x to 7.0x; and (ii) a range of discount rates of 5.6% to 6.6%, which discount rates were derived based on the assumptions of (A) a 2.9% risk free rate, based on the Italy 10-year government bond, (B) a 40.7% effective tax rate, (C) a 6.0% market risk premium, (D) a 44.9% debt to total capitalization ratio, (E) a 2.9% pre-tax cost of debt based on the estimated cost of newly issued 10-year debt and (F) a 1.14 beta. In the case of the unadjusted GTECH management forecasts as corrected to reflect the inclusion of projected tax expense for GTECH, these calculations resulted in a range of implied values per share of €24.85 to €31.63 instead of €29.32 to €36.18. In the case of the GTECH management forecasts as adjusted by IGT as corrected to reflect the inclusion of projected tax expense for GTECH, these calculations resulted in a range of implied values per share for GTECH of €22.26 to €28.60 instead of €26.47 to €32.88.

5.              On page 121 of the Proxy Statement/Prospectus, replace the second paragraph on such page with the following:

Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of IGT. Morgan Stanley assumed a transaction date of March 31, 2015, and a four and one-half year investment period ending on September 30, 2019. Morgan Stanley also assumed (i) a multiple of 5.75x for IGT’s ratio of total debt to IGT’s projected Adjusted EBITDA for the last twelve month period ending March 31, 2015, as estimated by IGT’s management, which, for purposes of this analysis, was further adjusted to eliminate estimated public company costs, (ii) a range of 7.5x to 8.0x last twelve month period Adjusted EBITDA exit multiples for the core business and a range of 9.0x to 10.x last twelve month period Adjusted EBITDA multiples for the interactive business, (iii) a projected internal rate of return of 20.0%-25.0%, (iv) estimated grants to IGT management of awards with respect to 4.0% of IGT’s equity value at exit and (v) $3.0 million of estimated annual expenses that IGT would not incur as a result of its ceasing to be a public company. Morgan Stanley estimated corporate aggregate value based on estimated net debt of $1.65 billion in IGT management’s long-term plan and $1.58 billion in IGT management’s delayed recovery plan, as of March 31, 2015. In the case of IGT management’s long-term plan, these calculations resulted in a range of implied values per share of $18.58 to $21.54. In the case of IGT management’s delayed recovery plan, these calculations resulted in a range of implied values per share of $15.69 to $17.93.

6.              On page 125 of the Proxy Statement/Prospectus, insert the following prior to the first full paragraph on such page:

In addition, IGT was projected to have $1,584 million of net debt as of March 31, 2015 under the delayed recovery plan projections, and $1,646 million of net debt as of March 31, 2015 under the long range plan projections.

7.              On page 186 of the Proxy Statement/Prospectus, replace the first paragraph with the following:

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of IGT that is based on or otherwise relates to the IGT Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to IGT’s named executive officers. The “golden parachute” compensation payable to IGT’s named executive officers is subject to a non-binding advisory vote of IGT shareholders, as described in this section. This section also includes information with respect to William H. Daugherty, a former executive officer of IGT but not a named executive officer for purposes of the advisory vote on golden parachute compensation.

8.              On page 187 of the Proxy Statement/Prospectus, for purposes of correcting computation errors, inter alia, replace the last row of the table and footnote 2 with the following:

Executive Officer	Cash(2)(3)	Equity(4)	Perquisites/ Benefits(5)	Other	Total
William H. Daugherty(7) SVP and General Manager DoubleDown Interactive	$225,000	$734,075	—	—	$959,075

(2)                                                                                                         Amounts reflect cash severance benefits that would be payable in a lump sum payment under the Executive Agreements entered into with each of the executive officers (other than Mr. Daugherty, who had not entered into such an agreement), assuming an involuntary termination by IGT without cause or a voluntary termination by the executive officer for good reason occurs, in each case, within 18 months following the IGT Merger Effective Time. The cash severance benefits payable under the Executive Agreements are equal to the sum of (1) one times (or, in the case of Ms. Hart, two times) the sum of (a) the executive’s base salary (at the highest annualized rate in effect at any time during the employment term) plus (b) the executive’s target bonus amount; and (2) a pro rata portion of the executive’s annual incentive bonus for the year of the termination, based on the number of days the executive was employed by IGT during the fiscal year in which the qualifying termination of employment occurs.  In the case of Mr. Daugherty, who did not have an Executive Agreement, the amount reflects a pro rata portion of the executive’s annual incentive bonus for the year of the termination, based on the number of days the executive was employed by IGT during the fiscal year in which the termination of employment occurs.

9.              On page 188 of the Proxy Statement/Prospectus, replace footnote 7 with the following:

(7)                                                                                                         William H. Daugherty served as SVP and General Manager DoubleDown Interactive of IGT through January 2, 2015.  Because Mr. Daugherty separated from IGT prior to the completion of the Mergers, he is not eligible to receive any merger-related compensation, including, without limitation, any of the compensation reflected above.  Mr. Daugherty is not a named executive officer of IGT.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Holdco, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management,  including statements regarding the timing of the completion of the transactions. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or securityholder approvals in a timely manner or otherwise; the possibility that the transaction will not close, including by any failure to satisfy other closing conditions to the proposed transactions or a termination of the merger agreement; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, as amended, and other documents filed by IGT, GTECH and Holdco from time to time with the SEC and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB).  Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

Important Information for Investors and Securityholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Holdco has filed with the SEC a registration statement on Form F-4 (File No. 333-199096), which was declared effective on January 2, 2015.  The registration statement includes the Proxy Statement/Prospectus, which was mailed to IGT stockholders beginning on January 7, 2015.  INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, HOLDCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC on IGT’s website at IGT.com within the “Investor Relations” section or by contacting Investor Relations at 866-296-4232 (for documents filed with the SEC by IGT) or on GTECH’s website at gtech.com or by contacting Corporate Communications at 401-392-7452 (for documents filed with the SEC by Holdco).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Participants in the Distribution

IGT, GTECH and Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the securityholders of IGT in respect of the proposed transactions contemplated by the Proxy Statement/Prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the securityholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 27, 2014, and the amendment to such Annual Report on Form 10-K/A, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY

Date: February 2, 2015	By:	/s/ Paul C. Gracey, Jr.
Paul C. Gracey, Jr.
General Counsel and Secretary